Cypherpunk Holdings Announces Consulting Agreement and Issuance of Stock Options

TORONTO, ONTARIO, September 11, 2024 ‐ Cypherpunk Holdings Inc. (CSE: HODL, OTC: CYFRF) ("Cypherpunk" or the "Company"), a Canadian-based company dedicated to investing in companies, technologies, and protocols within the blockchain ecosystem, announces it has that it has entered into an investor relations agreement (the "Agreement") dated September 11, 2024 with Proconsul Capital Ltd. ("Proconsul"), an arm's length party to the Company. Pursuant to the Agreement, Proconsul has agreed to provide strategic communication services to the Company, in consideration for a fee of $7,000, plus HST per month during the Term of the Agreement and the issuance of stock options in the Company (the "Consultant Options"). The Agreement is in effect until October 30, 2024, and renewable automatically on a month-to-month basis unless terminated by either party in accordance with the termination provisions contained in the Agreement (the "Term"). Proconsul's business address is 100 Richmond St. W. Suite 200, Toronto, ON M5H 3K6 email: acurkovic@proconsulcapital.com, telephone: 416-577-9927. Proconsul currently owns nil securities of the Company.

The Consultant Options are exercisable to purchase 100,000 common shares (each, a "Common Share") in the capital of the Company at a price of $0.145 per Common Share, until the earlier of September 11, 2026, and thirty (30) days after the termination of the Agreement. The Consultant Options vest after three months and prior to the expiry of the stock option agreement. The Options were granted pursuant to the Company's stock option plan last approved by shareholders at the annual and special meeting of shareholders on July 30, 2024.

The Company has also granted stock options (the "Options") to purchase 49,971 Common Shares in the capital of the Company to Ungad Chadda in connection with his previously announced appointment as a director of the Company at a price of $0.145 per Common Share, expiring on September 10, 2029. The Options vest immediately. The Options were granted pursuant to the Company's stock option plan last approved by shareholders at the annual and special meeting of shareholders on July 30, 2024.

About Cypherpunk

Cypherpunk is dedicated to investing in companies, cryptocurrencies, technologies, and protocols within the blockchain ecosystem. With a strategic focus on cryptocurrency and blockchain innovation, the Company leverages its extensive industry expertise to identify and support high-potential opportunities in the digital asset space.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information, and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements made in this news release include, but are not limited to, statements regarding the appointment of a new director to the Company's Board of Directors and associated benefits, and the Company's plans to execute its strategies and goals. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@cypherpunkholdings.com
Tel: 416-480-2488

SOURCE: Cypherpunk

Media contact: cypherpunk@mgroupsc.com